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Exhibit 12

Exact Sciences Corporation
Computation of Earnings to Fixed Charges
(in thousands)

	Nine Months Ended Sept 30, 2014
		Fiscal Year Ended December 31
		2013	2012	2011	2010	2009
Earnings:
Pre-tax income from continuing operations	(67,604)	(46,514)	(52,421)	(28,675)	(11,556)	(9,128)
Add: Fixed Charges	$141	$176	$78	$39	$38	$4

Earnings available for fixed charges	$(67,463)	$(46,338)	$(52,343)	$(28,636)	$(11,518)	$(9,124)
Fixed Charges:
Interest expensed and capitalized	40	69	41	21	20	1
Rental expense interest estimate	101	107	37	18	18	3

Total fixed charges	$141	$176	$78	$39	$38	$4

Deficiency of Earnings to Cover Fixed Charges	(67,604)	(46,514)	(52,421)	(28,675)	(11,556)	(9,128)

Ratio of Earnings to Fixed Charges	(1)	(1)	(1)	(1)	(1)	(1)

(1)
During each of these periods, our earnings were less than our fixed charges. The amount of the deficiency for each period is set forth in the above table under the caption "Deficiency of Earnings to Cover Fixed Charges."

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  Exhibit 12
Exact Sciences Corporation Computation of Earnings to Fixed Charges (in thousands)